SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


(Mark One)



[X]  Annual report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

     For the year ending December 31, 1999


[ ] Transitional report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     Commission file number:  333-81837

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          The Doty Agency, Inc. 401(k) Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          German American Bancorp
          711 Main Street, Box 810
          Jasper, Indiana 47546-3042

REQUIRED INFORMATION

A.       Financial Statements and Schedules:

                  Report of Independent Auditors

                  Statements of Net Assets Available for Benefits

                  Statement of Changes in Net Assets Available for Benefits

                  Notes to Financial Statements

                  Schedule of Assets Held for Investment Purposes at End of Year

                  Schedule of Investment Assets Both Acquired and Disposed

B.       Exhibits

                  Consent of Independent Auditors



SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                             The Doty Agency, Inc. 401(k) Plan
                                             (Name of Plan)


Date:  June 28, 2000                         German American Bank, Trustee


                                               /s/ Bonnie S. Hochgesang
                                             -----------------------------------
                                             Bonnie S. Hochgesang, AVP&T.O.

                                    CONTENTS

REPORT OF INDEPENDENT AUDITORS .............................................  1


FINANCIAL STATEMENTS

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS -
        DECEMBER 31, 1999 ..................................................  2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
        BENEFITS - FOR THE PERIOD FROM JULY 1, 1999 TO
        DECEMBER 31, 1999 ................................................... 3

     NOTES TO FINANCIAL STATEMENTS .......................................... 4


SUPPLEMENTAL INFORMATION

     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
       AT END OF YEAR ....................................................... 8

     SCHEDULE OF INVESTMENT ASSETS BOTH ACQUIRED AND
       DISPOSED ............................................................. 9

                         REPORT OF INDEPENDENT AUDITORS



Plan Administrator
The Doty Agency, Inc. 401(k) Plan
Petersburg, Indiana

We have audited the accompanying statements of net assets available for benefits of The Doty Agency, Inc. 401(k) Plan as of December 31, 1999 and the related statement of changes in net assets available for benefits for the period from July 1, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the period from July 1, 1999 (date of inception) to December 31, 1999 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule of assets held for investment purposes and the schedule of investment assets both acquired and disposed are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                /s/ Crowe, Chizek and Company LLP
                              --------------------------------------------------
                              Crowe, Chizek and Company LLP


South Bend, Indiana
May 25, 2000

                        THE DOTY AGENCY, INC. 401(k) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1999

--------------------------------------------------------------------------------


                                                                     1999
                                                                     ----
ASSETS

     Investments (Notes 2 and 4)                              $       35,758

     Receivables

         Employer contribution                                           269
         Participant contributions                                       134
         Income                                                           21
                                                              --------------
                                                                         424
                                                              --------------


NET ASSETS AVAILABLE FOR BENEFITS                             $       36,182
                                                              ==============

[FN]
                 See accompanying notes to financial statements.


                        THE DOTY AGENCY, INC. 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
    For the period from July 1, 1999 (date of inception) to December 31, 1999

--------------------------------------------------------------------------------


Additions to net assets attributed to:
     Investment income
       Net appreciation in fair value of investments (Note 4)            $ 2,200
       Interest and dividends                                                206
                                                                         -------
                                                                           2,406
     Contributions
       Employer's                                                          9,348
       Participants                                                       24,428
                                                                         -------
                                                                          33,776
                                                                         -------


Net increase                                                              36,182

Net assets available for benefits
     Beginning of period                                                    --
                                                                         -------

     End of period                                                       $36,182
                                                                         =======

                 See accompanying notes to financial statements.

                        THE DOTY AGENCY, INC. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

The following description of The Doty Agency, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined-contribution plan covering all employees of The Doty Agency, Inc. (the Company) who have one year of service. The Company is a wholly owned subsidiary of German American Bancorp. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was established in 1999. All employees who were participants in the German American Bancorp Employees Profit Sharing Plan and employed by The Doty Agency, Inc. became participants in the Plan as of the effective date. The Plan has an effective date of July 1, 1999 and activity of the Plan included in the statement of changes in net assets available for plan benefits was from July 1, 1999 to December 31, 1999. The Plan allows transfers of participant balances from the German American Bancorp Employees Profit Sharing Plan, although no fund transfers occurred in 1999.

Contributions: Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution retirement plans. The Company may, at the discretion of the board of directors, make a matching contribution to the Plan. During 1999, the Company matching contribution was equal to 50% of the first 6% of compensation deferred into the Plan by a participant. Contributions are subject to certain general limitations imposed by the Internal Revenue Service (IRS).

Participant Accounts: Each participant's account is credited with the participant's own contribution and their share of the Company's contributions. Allocation of earnings is based on participants' account balances. The benefit to which a participant is entitled is that provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to reduce Company's liability for future matching contributions to the Plan.

                       THE DOTY AGENCY, INC. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their own contributions and rollovers plus earnings thereon. Vesting in the Company's matching contribution of their accounts plus earnings thereon is based on years of service, as defined in the Plan, based on the following schedule:


                        Years of                     Vesting
                         Service                    Percentage
                         -------                    ----------

                          0-2                            0%
                          3                             20%
                          4                             40%
                          5                             60%
                          6                             80%
                          7                            100%

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Payment of Benefits: On termination of service, a participant will receive a lump sum amount equal to the value of his or her vested interest in their account. Balances are generally paid as a single lump-sum distribution. However, participants have the option of receiving payment of amounts transferred from the German American Bancorp Employees' Profit Sharing Plan in the form of a single life or a joint and last survivor annuity. These transferred amounts may also be paid to the participant in the form of periodic installments. As of December 31, 1999, no amounts had been transferred from the German American Bancorp Employees' Profit Sharing Plan.

Participant Loans: Participants may borrow from the Plan. The amount which can be borrowed is a maximum generally equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms generally range from 1-5 years. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

                       THE DOTY AGENCY, INC. 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1999

--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The German American Bancorp stock is valued at its quoted market price.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Payment of Benefits:  Benefits are recorded when paid.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 4 - INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan's net assets.

                                                               December 31,
                                                                   1999
                                                               ------------

        Stable Asset Fund, 4606.86 shares                        $ 4,607
        Diversified Conservative Fund, 187.49 shares               2,151
        Diversified Conservative Income Fund, 173.78 shares        1,979
        Diversified Global Growth Fund, 644.01 shares              9,602
        Diversified Moderate Growth Fund, 206.73 shares            2,905
        Diversified U.S. Stock Fund, 773.41 shares                13,774

                       THE DOTY AGENCY, INC. 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1999

--------------------------------------------------------------------------------


NOTE 4 - INVESTMENTS (Continued)

During 1999 the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $2,200 as follows:


                                             Year Ended
                                          December 31, 1999

             Mutual Funds                    $  2,464
             Common stock                        (264)
                                             --------
                                             $  2,200


NOTE 5 - PARTY-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering service to the plan, the employer and certain others. Certain professional fees related to the administration of the Plan were paid by the Company.

The Company is a wholly owned subsidiary of German American Bancorp. Therefore, the Plan's investments in German American Bancorp common stock qualify as party-in-interest investments.


NOTE 6 - TAX STATUS

The Plan has not been submitted to the Internal Revenue Service for a determination letter as to the qualification of the Plan and the tax-exempt status of the Trust. However, the Plan administrator believes that the Plan is designed and continues to be operated in compliance with applicable provisions of the IRC.


                              THE DOTY AGENCY, INC. 401(k) PLAN
               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                      December 31, 1999

--------------------------------------------------------------------------------

Attachment to Form 5500, Schedule H, Part IV, Line 4i

Name of Plan Sponsor:  The Doty Agency, Inc.
Employer Identification Number:  35-1985025
Three-Digit Plan Number:  001

                                                     (c)
                     (b)                         Description of
(a)           Identity of Issue,              Investment Including
                  Borrower,                     Number of Shares,
                 Lessor, or                   Rate of Interest and      (d)         (e)
                Similar Party                    Maturity Dates         Cost     Fair Value
                -------------                 --------------------      ----     ----------

      SEI Stable Asset Fund                     4,606.86 shares          **     $    4,607
      SEI Diversified Conservative Fund           187.49 shares          **          2,151
      SEI Diversified Conservative
        Income Fund                               173.78 shares          **          1,979
      SEI Diversified Global Growth
        Fund                                      644.01 shares          **          9,602
      SEI Diversified Moderate Growth
        Fund                                      206.73 shares          **          2,905
      SEI Diversified U.S. Stock Fund             773.41 shares          **         13,774
  *   German American Bancorp
        common stock                                  42 shares          **            740
                                                                                    ------

                                                                                $   35,758
                                                                                ==========

 *   Denotes party-in-interest
**   Participant directed investments, cost basis not presented


                               THE DOTY AGENCY, INC. 401(K) PLAN
                    SCHEDULE OF INVESTMENT ASSETS BOTH ACQUIRED AND DISPOSED
           For the period form July 1, 1999 (Date of Inception) to December 31, 1999

-----------------------------------------------------------------------------------------------


Attachment to Form 5500, Schedule H. Part IV, Line 4i

Name of Plan Sponsor:  The Doty Agency, Inc.
Employer Identification Number:  35-1985025
Three-Digit Plan Number:  001

                                                     (c)
                                           Description of Investment
                                           Including Maturity Date,                      (e)
                       (b)                 Rate of Interest, Par or         (d)        Current
   (a)          Identity of Issue               Maturity Value             Cost         Value
                -----------------               --------------             ----        -------

           SEI Stable Asset Fund                 54.14 shares              $**         $ 54.14
           SEI Diversified
             Conservative Fund                   1.017 shares               **           11.52
           SEI Diversified Conservative
             Income Fund                         2.514 shares               **           28.78
           SEI Diversified Global
             Growth Fund                         6.617 shares               **           92.18
           SEI Diversified U.S.
             Stock Fund                          3.349 shares               **           55.30


** Participant directed investments, cost basis not presented.